Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 9, 2013

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:          ADVISORS SERIES TRUST (the “Trust”)
Securities Act No. 333-17391
Investment Company Act No. 811-07959
PIA MBS Bond Fund (S000005067)
PIA Moderate Duration Bond Fund (S000005066)
(each a “Fund,” together the “Funds”)

Dear Ms. Hatch:

This correspondence is being filed in response to the oral comments and suggestions given to U.S. Bancorp Fund Services, LLC (“USBFS”) on March 28, 2013, regarding the recent review of the Annual Report on Form N-CSR dated November 30, 2012 for the Trust’s series: PIA MBS Bond Fund and PIA Moderate Duration Bond Fund (the “PIA Form N-CSR”).  The PIA Form N-CSR was filed with the U.S. Securities and Exchange Commission (the “Commission” or “Staff”) via EDGAR on February 8, 2013 (Accession No. 0000898531-13-000084).

In connection with this response to the Staff’s comments, the Trust, on behalf of its series named herein, hereby states the following:

(1)
The Trust acknowledges that, in connection with the comments made by the Staff on the PIA Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the document;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.
Staff Comment:  With respect to the Funds’ Statements of Assets and Liabilities, the Staff notes that each of the MBS Bond Fund and Moderate Duration Bond Fund has a line item and corresponding receivable dollar amount each for “Deposit at broker for futures contracts” and “Collateral receivable from broker”.  However, the Staff also notes that each Fund does not disclose with its Schedule of Investments any open futures contracts or other derivative instruments as of fiscal year end.  Please confirm whether either Fund had open futures contracts or other derivative instruments as of fiscal year end, and if so, please explain why a list of such instruments is not included with the Schedule of Investments.

Response:  The Trust responds by confirming that the Funds did not have open futures contracts or other derivative instruments at fiscal year end.  The Trust also responds supplementally by stating that when these types of receivables are disclosed in the Statement of Assets and Liabilities at fiscal year end and no derivative contracts are open, future shareholder reports will include disclosure in the Notes to Financial Statements indicating this fact.

2.
Staff Comment:  With respect to the MBS Bond Fund, despite the receivables identified in Staff comment 1 above, the Staff remarks that the Notes to Financial Statements do not include information on the Fund’s derivative transactions during the fiscal year.  Please confirm whether the Fund engaged in derivative transactions during its fiscal year, and if so, please explain why a description of this activity is not included in the Notes to Financial Statements.

Response:  The Trust responds by confirming that the MBS Bond Fund did not engage in derivative transactions during its fiscal year ended November 30, 2012.

3.
Staff Comment:  With respect to the MBS Bond Fund, specifically Note 5 (Purchases and Sales of Securities) of the Notes to Financial Statements, the Staff comments that there are no transactions in U.S. Government Securities shown, despite the fact that the Fund invests substantially in mortgage-backed securities issued by government sponsored entities, such as the Government National Mortgage Association.  Please explain why purchases and sales of these types of securities are not shown as purchases and sales of U.S. Government Securities.

Response:  The Trust responds by stating that only purchases and sales of long-term securities directly issued by the U.S. Government are shown as purchases and sales of U.S. Government securities.  The Fund did not invest in long-term securities directly issued by the U.S. Government.  Rather, the Fund invested in securities issued by government sponsored entities.  Accordingly, there are no purchases or sales of U.S. Government securities to disclose.   The Trust also responds supplementally by stating that it will add disclosure indicating the types of securities it considers to be U.S. Government securities in future shareholder reports.

If you have any questions regarding the enclosed, please do not hesitate to contact Cheryl L. King at (414) 287-3010 or Jeanine M. Bajczyk, Esq. at (414) 765-6609.

Very truly yours,

/s/ Cheryl K. King
Cheryl L. King
Treasurer/Principal Financial Officer
ADVISORS SERIES TRUST

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk
Secretary
ADVISORS SERIES TRUST